Mail Stop 3720

June 27, 2007

Via U.S. Mail

Mr. David Sach
Chief Financial Officer
Millicom International Cellular S.A.
75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg

       RE: **Millicom International Cellular S.A.**
              Form 20-F for the Year ended December 31, 2005
              Filed May 06, 2006
              File No. 000-22828

Dear Mr. Sach:

      We have reviewed your supplemental response letters dated March 23, 2007, April 16, 2007 and June 20, 2007 as well as your filing and have the following comments. As noted in our comment letter dated November 14, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note your response to comment 5 in your letter dated March 23, 2007. In future filings, please clearly explain in Note 37 the nature of the reconciling difference within line item "Other" in prior years. We understand the majority of the reconciling difference is due to the different amortization periods used for post pay connection fees under IFRS and US GAAP, and that the difference is due to the restatement of post pay connection fee under IFRS resulting from a better estimate of useful lives for customer relationships.

2.   We note your analysis of the impact of the errors in accounting for the equipment credits under US GAAP in your letter dated June 20, 2007. We understand management has concluded that the impact of the errors is not material. However, we also note that the error amounts are larger than several of the reconciling items presented in your reconciliation of net profit reported under IFRS to net profit under U.S. GAAP. Given the nature and amount of the errors, we believe you should report them as a reconciling item in future filings. Accompany this with transparent footnote disclosure describing

your accounting for the equipment credits, an explanation that this is not in accordance with US GAAP, and clearly state your conclusion that the impact is not material on both a quantitative or qualitative basis. Please confirm to us that you will provide such disclosures in future filings.

*   *   *   *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director